SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.        )*

BIOAMBER INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09072Q 106

(CUSIP Number)

Yoichiro Miwa

Mitsui & Co. Global Investment, Inc. (MGI)

535 Middlefield Road, Suite100, Menlo Park, CA 94025, USA

Tel: +1-650-234-5010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072Q 106	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,359,315 shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,359,315 shares.
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,315 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 18,412,815 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on May 10, 2013. Includes 50,000 shares of common stock included as part of units acquired in connection with the Issuer’s initial public offering but does not include 25,000 shares of common stock underlying warrants included as part of the units which are not exercisable until August 8, 2013.

CUSIP No. 09072Q 106	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MCVP Technology Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 515,690 shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 515,690 shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,690 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 18,412,815 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on May 10, 2013. Includes 50,000 shares of common stock included as part of units acquired in connection with the Issuer’s initial public offering but does not include 25,000 shares of common stock underlying warrants included as part of the units which are not exercisable until August 8, 2013.

CUSIP No. 09072Q 106	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co Venture Partners III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000 shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 50,000 shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 18,412,815 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on May 10, 2013. Includes 50,000 shares of common stock included as part of units acquired in connection with the Issuer’s initial public offering but does not include 25,000 shares of common stock underlying warrants included as part of the units which are not exercisable until August 8, 2013.

CUSIP No. 09072Q 106	13D	Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of BioAmber Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices are at 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8 and 3850 Annapolis Lane North, Suite 180, Plymouth, Minnesota 55447.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Mitsui & Co., Ltd., a Japanese company (“Mitsui”);

(ii)	MCVP Technology Fund I, LLC, a Delaware limited liability company (“MCVP Tech Fund”) and a subsidiary of Mitsui;

(iii)	Mitsui & Co Venture Partners III LLC, a Delaware limited liability company (“MCVP III”) and a subsidiary of Mitsui.

Mitsui, MCVP Tech Fund and MCVP III are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Mitsui is primarily engaged in the business of worldwide trading of various commodities. Each of MCVP Tech Fund and MCVP III is principally engaged in the business of investing in securities. The business address and principal executive offices of Mitsui is at 2-1, Ohtemachi 1-Chome, Chiyoda-ku, Tokyo 100-0004, Japan. The business address and principal executive offices of MCVP Tech Fund and MCVP III is at c/o Mitsui & Co. Global Investment, Inc., 200 Park Avenue, New York, NY 10166.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Mitsui is a Japanese company. MCVP Tech Fund is a Delaware limited liability company. MCVP III is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the shares of Common Stock to which this Statement relates were purchased by the Reporting Persons using its respective capital. 1,309,315 of the shares of Common Stock held by the Reporting Persons were purchased by Mitsui and MCVP Tech Fund in private placements prior to the Issuer’s initial public offering.

On May 9, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering of 8,000,000 units (the “IPO”) was declared effective. The closing of the IPO took place on May 14, 2013, and at such closing MCVP III purchased 50,000 units (the “Units”) of the Issuer at the IPO price of $10.00 per unit. Each unit consists of one share of the Issuer’s Common Stock and one warrant to purchase half of one share of the Issuer’s Common stock (the “IPO Warrants”). The Units currently trade on the NYSE. The Common Stock and warrants comprising the Units will begin trading separately on June 10, 2013, at which time trading of the Units will be suspended and the Units will be de-listed. Each warrant will be exercisable during the period commencing on August 8, 2013 and ending at 5:30 p.m. on May 9, 2017 at an exercise price of $11.00 per whole share of common stock.

CUSIP No. 09072Q 106	13D	Page 6 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

MCVP III acquired the shares of Common Stock for investment purposes in the ordinary course of its business of investing in securities for its own accounts or for one or more accounts over which it has investment or voting power.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 20, 2013, Mitsui may be deemed to beneficially own 1,359,315 shares of Common Stock, representing approximately 7.3% of the Issuer’s common stock outstanding, which consists of 793,625 shares of Common Stock held directly by Mitsui (the “Mitsui Shares”), 499,940 shares of common stock and 15,750 shares of common stock issuable upon the exercise of warrants held directly by MCVP Tech Fund (the “MCVP Tech Fund Shares”) and 50,000 shares of common stock held directly by MCVP III (the “MCVP III Shares”). Mitsui has sole voting, investment and dispositive power with respect to Mitsui Shares and, through its control of MCVP Tech Fund and MCVP III, may be deemed to have sole voting, investment and dispositive power with respect to the MCVP Tech Fund Shares and MCVP III Shares. Mitsui disclaims beneficial ownership of MCVP Tech Fund Shares and MCVP III Shares except to the extent of its pecuniary interests therein.

As of May 20, 2013, MCVP Tech Fund may be deemed to beneficially own the MCVP Tech Fund Shares, representing approximately 2.8% of the Issuer’s common stock outstanding. MCVP Tech Fund has sole voting, investment and dispositive power with respect to the MCVP Tech Fund Shares.

As of May 20, 2013, MCVP III may be deemed to beneficially own the MCVP III Shares, representing approximately 0.3% of the Issuer’s common stock outstanding. MCVP III has sole voting, investment and dispositive power with respect to the MCVP III Shares.

(c) Except as set forth in the attached Annex I to this Schedule 13D, which is incorporated by reference herein, no Reporting Person has effected any transaction in the Issuer’s common stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 09072Q 106	13D	Page 7 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of Mitsui and MCVP Tech Fund has entered into a lock-up agreement with the underwriters of the IPO pursuant to which each of Mitsui and MCVP Tech Fund has generally agreed, subject to certain exceptions, not to offer or sell any of the Issuer’s units, shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock for a period of 180 days from May 9, 2013 without the prior written consent of Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Société Générale.

Mitsui and MCVP Tech Fund and other holders of an aggregate of 8,488,213 shares of the Issuer’s Common Stock, including shares of Common Stock issuable upon exercise of warrants that were in existence prior to the date of the IPO, are entitled to rights with respect to the registration of these shares under the Securities Act for resale to the public. All of these rights are provided under the terms of the Issuer’s amended and restated shareholders’ agreement between the Issuer and the holders of the shares, and include demand registration rights, piggyback registration rights and Form S-3 and Form F-3 registration rights.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement.

CUSIP No. 09072Q 106	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 20, 2013

MITSUI & CO., LTD.

By:	/s/ Wataru Ebata
Name: Wataru Ebata
Title: General Manager, Principal Investment Division

MCVP TECHNOLOGY FUND I, LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Kenichi Kimura
Name: Kenichi Kimura
Title: President and CEO

MITSUI & CO VENTURE PARTNERS III LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Kenichi Kimura
Name: Kenichi Kimura
Title: President and CEO

CUSIP No. 09072Q 106	13D	Page 9 of 10 Pages

Annex I

Information With Respect to Transactions of the Common Stock during the Past 60 Days

Mitsui & Co Venture Partners III LLC

Date	Transaction		Units	Price/Share ($)
05/14/13	Buy	(1)	50,000	$500,000	(1)

(1)	The Reporting Person purchased additional units in the Issuer’s initial public offering. There were no brokerage commissions paid by the Reporting Person.

CUSIP No. G62185106	13D	Page 10 of 10 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stocks of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 20, 2013.

MITSUI & CO., LTD.

By:	/s/ Wataru Ebata
Name: Wataru Ebata
Title: General Manager, Principal Investment Division

MCVP TECHNOLOGY FUND I, LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Kenichi Kimura
Name: Kenichi Kimura
Title: President and CEO

MITSUI & CO VENTURE PARTNERS III LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Kenichi Kimura
Name: Kenichi Kimura
Title: President and CEO